Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the holders of common shares (“GSV Shares”, the holders of which are the “Shareholders”), holders of stock options (“GSV Options”, the holders of which are the “Optionholders”) and restricted share units (“RSUs”, the holders of which are the “RSU Holders”, and collectively with the Shareholders and the Optionholders, the “Securityholders”) of Gold Standard Ventures Corp. (the “Company” or “GSV”) will be held at Suite 2600 – 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3 on August 9, 2022 at 8:30 A.M. (Vancouver time), for the following purposes:

1.

to consider, in accordance with the interim order of the Supreme Court of British Columbia dated July 6, 2022 (the “Interim Order”), and, if deemed acceptable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving a statutory plan of arrangement (the “Plan of Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to which Orla Mining Ltd. (the “Purchaser” or “Orla”) will, among other things, acquire all of the issued and outstanding GSV Shares, the full text of which is set forth in Appendix AAAA to the accompanying management information circular (“Circular”); and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The board of directors of the Company unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

Pursuant to the Interim Order, the record date is June 30, 2022 (the “Record Date”) for determining Securityholders who are entitled to receive notice of and to vote at the Meeting. Only registered Shareholders (“Registered Shareholders”), Optionholders and RSU Holders as of the Record Date are entitled to receive notice of the Meeting (“Notice of Meeting”) and to vote at the Meeting. This Notice of Meeting is accompanied by the Circular, an applicable form of proxy and a Letter of Transmittal for Registered Shareholders (the “Letter of Transmittal”).

Each GSV Share, GSV Option and RSU entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting for each GSV Share, GSV Option and RSU, respectively. In order to become effective, the Arrangement Resolution must be approved by at least (i) 66⅔% of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast on such resolution by Securityholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, with Shareholders, RSU Holders and Optionholders being entitled to one vote for each GSV Share, RSU and GSV Option, respectively; and (iii) a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares (as defined in the accompanying Circular) for the purposes of MI 61-101 – Protection of Minority Securityholders In Special Transactions.

Registered Shareholders, Optionholders and RSU Holders are requested to read the enclosed Circular and are requested to date and sign the enclosed proxy form promptly, as applicable, and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the proxy form. Registered Shareholders, Optionholders and RSU Holders may also vote online instead of by mail. Pursuant to the Interim Order (as defined in the enclosed Circular), proxies, to be used at the Meeting, must be received by Computershare Investor Services Inc. by no later than 8:30 A.M. (Vancouver time) on

August 5, 2022 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays). To vote online at www.investorvote.com, you will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Registered Shareholder, Optionholder or RSU Holder on the voting website. Alternatively, a proxy can be submitted to Computershare Investor Services Inc. either by mail or courier, to 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1. If a Registered Shareholder, Optionholder or RSU Holder receives more than one proxy form because such Registered Shareholder, Optionholder or RSU Holder owns securities of the Company registered in different names or addresses, each proxy form needs to be completed and returned or voted online.

If your GSV Shares are not registered in your name but are held through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, please complete and return the request for voting instructions in accordance with the instructions provided to you by your broker or such other intermediary. Failure to do so may result in such securities not being voted at the Meeting.

If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form (“VIF”) attend and vote at the Meeting as your proxy and vote your securities, including if you are not a registered Shareholder and wish to appoint yourself as proxyholder to attend, attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy or VIF, appointing a person other than the management nominees identified, you must return your proxy or VIF in accordance with the instructions set out in the Circular by 8:30 A.M. (Vancouver time) on August 5, 2022.

If you are a Registered Shareholder who is not a Dissenting Shareholder (as defined in the Circular), please complete the Letter of Transmittal in accordance with the instructions included therein, sign, date and return it to the depositary, Computershare Investor Services Inc. (the “Depositary”), in the envelope provided, together with the certificates or the direct registration system advices (“DRS Advices”) representing your GSV Shares and any other required documents. If you are sending certificates, it is recommended that you send them by registered mail. The Letter of Transmittal contains complete instructions on how to exchange your GSV Shares for the Consideration. You will not receive your Consideration until after the Arrangement is completed and you have returned your properly completed documents, including each applicable Letter of Transmittal, and the certificate(s) or DRS Advice(s) representing your GSV Shares to the Depositary.

Beneficial Shareholders do not need to complete a Letter of Transmittal and will receive the Consideration (as defined in the enclosed Circular) to which they are entitled under the Arrangement through the intermediary.

Pursuant to the Interim Order, Registered Shareholders as at the close of business on the Record Date have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their GSV Shares in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement. A Registered Shareholder as at the close of business on the Record Date wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be sent to the Company c/o Blake, Cassels & Graydon LLP, Suite 2600 - 595 Burrard Street, Vancouver, BC V7X 1L3, Attention: Alexandra Luchenko, by no later than 4:00 P.M. (Vancouver time) on August 5, 2022 (or by 4:00 P.M. (Vancouver time) on the second business day immediately preceding the date that any adjourned or postponed Meeting is reconvened), and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement (the “Dissent Procedures”), and described in the Circular. The Registered Shareholders’ right to dissent is more particularly described in the Circular. Copies of the Plan of Arrangement, the Interim Order and the text of Sections 237 to 247 of the BCBCA are set forth in Appendix Error! Reference source not found., Appendix Error! Reference source not found. and Appendix Error! Reference source not found., respectively, of the Circular. Anyone who is a beneficial owner of GSV Shares and who wishes to exercise a right of dissent should be aware that only Registered Shareholders as at the close of business on the Record Date are entitled to exercise a right of dissent. Accordingly, a beneficial (non-registered) Shareholder who desires to exercise a right of dissent must make arrangements for the GSV Shares beneficially owned by such holder to be registered in the name of such holder prior to the Record Date or, alternatively, make arrangements for the Registered Shareholder of such GSV Shares to exercise the right of dissent on behalf of such beneficial Shareholder. Neither Optionholders nor RSU Holders are entitled to exercise dissent rights. A Registered Shareholder as at the close of business on the Record Date wishing to exercise a right of dissent may only exercise such rights with respect to all GSV Shares registered in the name of such Shareholder. It is recommended that you seek independent legal advice if you wish to exercise a right of dissent. Failure to strictly comply with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Company before the Meeting or by the Chair at the Meeting.

Dated at Vancouver, British Columbia as of July 6, 2022.

BY ORDER OF THE BOARD

/s/ “Jason Attew”

Jason Attew
President, Chief Executive Officer and Director